PE 2-27-02

02020413

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 27, 2002

(Commission File No. 001-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _x_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 27, 2002

BRASIL TELECOM S.A.

By: ______________________

Name: Carla Cico

Title: President and Chief Executive Officer

Signature Page for Form 6-K.

BRASIL TELECOM S.A.
Rodrigo Panico
Advogado
DEPT.º JURÍDICO

Eliana Soares Rodrigues
Gerente
Relações com Investidores
Brasil Telecom S/A.

EXHIBIT #1

BrasilTelecom S.A.

TEPR3: R$10.19/1,000 shares
TEPR4: R$13.559/1,000 shares
BTM: US$16.90/ADR
MARKET CAPITALIZATION: R$6.433 MILLION
Closing Price (February 26, 2002)

Earnings Release

Fourth Quarter 2001

Non-audited

Brasília, February 27th, 2002.

CONTACTS
Eliana Rodrigues (Manager)
(55 61) 415-1122
eliana@brasiltelecom.com.br
Valder Nogueira
(55 61) 415-1063
valder@brasiltelecom.com.br
Renata Fontes
(55 61) 415-1256
renatafontes@brasiltelecom.com.br
Shay Chor
(55 61) 415-1291
shay@brasiltelecom.com.br

WEBSITE
Português
www.brasiltelecom.com.br/rinew/default.asp
English
www.brasiltelecom.com.br/rinew/default-en.asp

BrasilTelecom

BrasilTelecom

Brasil Telecom S.A.

Brasil Telecom S.A. announces 4Q01 results

Brasilia, February 27, 2001 – Brasil Telecom S.A. – BOVESPA São Paulo Stock Exchange: TEPR3/TEPR4; NYSE: BTM – announces its consolidated earnings for the fourth quarter 2001 (4Q01).

HIGHLIGHTS OF THE RESULT

Plant - At the end of 4Q01, **lines installed** reached 10,015 thousand, 1.5% above 3Q01. Lines installed at the end of 2001 exceed by 26.9% the 2001 concession contract goals. **Lines in service reached** 8,638 thousand at the end of 4Q01, 3.2% above 3Q01, resulting in a 72.2% growth in net additions in the quarter (270 thousand lines in the 4Q01 vs. 157 thousand lines in the 3Q01). **Utilization rate** reached 86.3% at the end of 4Q01, 1.4 p.p. above 3Q01 levels. This is the second consecutive quarter that utilization rate increases by 1.4 p.p..

Net revenues in the 4Q01 totaled R$1,634.6 million, 3.6% above 3Q01's net revenues. **Net revenues/Avg. LIS/Month** in the 4Q01 was R$64.1, 1.0% above the R$63.4 observed in the 3Q01.

Losses with accounts receivables – Brasil Telecom posted losses with accounts receivables of R$64.3 million in the 4Q01 (2.9% of gross revenues), down from R$69.8 million (3.2% of gross revenues) in the 3Q01.

Lay-off – Brasil Telecom reported lay-off expenses of R$42.2 million in the 4Q01, which includes the continuation of its lay-off program at CRT Brasil Telecom during the quarter and provisions for 2002 lay-offs.

EBITDA – In the 4Q01, EBITDA reached R$770.9 million, 3.6% above the R$743.7 million observed in the 3Q01. **EBITDA margin** reached 47.2% in the 4Q01, in line with 3Q01 levels. **Adjusted EBITDA margin** reached 49.9% in the 4Q01, up from 48.0% in the 3Q01. **EBITDA margin, excluding interconnection costs from net revenue** was 59.7% in the 4Q01, up from 58.7% in the 3Q01.

Operating income before the financial result in 4Q01 reached R$294.9 million, compared to R$271.9 million in the 3Q01.

Net earnings of R$193.1 million in the 4Q01, compared to R$79.9 million in the 3Q01. When adjusted to the reconstituted goodwill from the acquisition of CRT (R$31.0 million) net earnings in the 4Q01 was R$224.1 million.

Productivity - Brasil Telecom ended 4Q01 with 7,877 employees, resulting in a productivity indicator of 1,097 LIS/employee, compared to 885 (+23.9%) in the 3Q01. The drop in headcount in the quarter reflects the outsourcing of call center activities and lay-offs at CRT Brasil Telecom.

Investments – Brasil Telecom invested R$825.9 million in the 4Q01, compared to R$717.2 million in the 3Q01.

BrasilTelecom

INCOME STATEMENT

Table 1: Income Statement (R$ Million)

R$ Million	3Q01	4Q01	Var. Quarter	12M01
GROSS REVENUES	**2,180.1**	**2,241.6**	**2.8%**	**8,458.5**
Local Service	1,018.5	986.7	-3.1%	3,729.1
Public Telephony	12.2	77.5	532.7%	274.2
Long Distance Service	296.8	288.8	-2.7%	1,084.0
Fixed-Mobile Calls	454.6	487.2	7.2%	1,805.3
Interconnection	208.1	202.0	-2.9%	789.6
Lease of Means	46.3	53.6	15.7%	204.8
Data Communication	85.7	78.0	-8.9%	321.7
Supplementary and Value Added Service:	47.0	64.4	37.1%	215.0
Other	10.9	3.4	-68.5%	34.7
Deductions	(602.8)	(607.2)	0.7%	(2,300.1)
NET REVENUES	**1,577.3**	**1,634.4**	**3.6%**	**6,158.4**
Costs & Operating Expenses	***(833.6)***	***(863.5)***	***3.6%***	***(3,503.7)***
Personnel	(107.4)	(98.8)	-7.9%	(427.5)
Materials	(25.7)	(23.6)	-8.1%	(103.6)
Subcontracted Services	(186.7)	(230.8)	23.6%	(928.2)
Interconnection	(310.3)	(342.4)	10.3%	(1,260.0)
Advertising & Marketing	(32.5)	(36.6)	12.6%	(120.1)
Provisions & Losses	(79.2)	(77.1)	-2.7%	(333.2)
Lay-offs	(37.9)	(42.2)	11.6%	(98.2)
Other	(53.9)	(12.0)	-77.7%	(232.9)
EBITDA	**743.7**	**770.9**	**3.6%**	**2,654.7**
Depreciation & Amortization	(471.8)	(475.9)	0.9%	(1,869.3)
OPERATING PROFIT BEFORE FINANCIAL RESULTS	**271.9**	**294.9**	**8.5%**	**785.4**
Financial Results	*(87.5)*	*(283.7)*	*224.1%*	*(468.1)*
Financial Revenues	49.9	5.2	-89.7%	178.1
Financial Expenses	(137.4)	(57.1)	-58.4%	(414.5)
Interest on Own Equity	-	(231.7)	N/A	(231.7)
OPERATING PROFIT	**184.4**	**11.3**	**-93.9%**	**317.4**
Non-Operating Revenues/Expenses	(29.2)	(37.8)	29.4%	(122.6)
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	0.0%	(124.0)
Other	1.8	(6.8)	N/A	1.4
EARNINGS BEFORE INCOME TAXES AND SOCIAL CONTRIBUTION	**155.2**	**(26.5)**	**N/A**	**194.8**
Income Tax and Social Contribution	(55.3)	(9.4)	-83.0%	(94.4)
EARNINGS BEFORE PROFIT SHARING	**99.9**	**(35.9)**	**N/A**	**100.4**
Profit Sharing	(20.0)	(2.7)	-86.5%	(50.8)
EARNINGS BEFORE REVERSION OF INTEREST ON OWN EQUITY	**79.9**	**(38.6)**	**N/A**	**49.5**
Reversion of Interest on Own Equity	-	231.7	N/A	231.7
NET EARNINGS	**79.9**	**193.1**	**141.6%**	**281.2**
Goodwill Amortization	31.0	31.0	0.0%	124.0
NET EARNINGS BEFORE GOODWILL AMORTIZATION	**110.9**	**224.1**	**102.0%**	**405.3**

BrasilTelecom

OPERATING PERFORMANCE

PLANT

Table 2: Plant Data

	4Q00	3Q01	4Q01	Var. Quarter	Var. 12 Month
Lines Installed (Thous.)	**8,955**	**9,864**	**10,015**	**1.5%**	**11.8%**
Lines Installed Added in Quarter (Thous.)	1,180	26	151	488.5%	-87.2%
Lines in Service - LIS (Thous.)	**7,446**	**8,368**	**8,638**	**3.2%**	**16.0%**
Residential	*5,247*	*6,046*	*6,281*	*3.9%*	*19.7%*
Non-Residential	*1,457*	*1,529*	*1,540*	*0.7%*	*5.7%*
Other (Including PBX)	*742*	*793*	*817*	*3.0%*	*10.1%*
LIS Added in Quarter (Thous.)	375	157	270	72.2%	-28.0%
Average LIS (Thous.)	7,259	8,290	8,503	2.6%	17.1%
LIS/100 Inhab.	**19.2**	**20.9**	**21.5**	**2.7%**	**12.0%**
Utilization Rate	**83.2%**	**84.8%**	**86.3%**	**1.4 p.p.**	**3.1 p.p.**
Public Telephones (Thous.)	**219.5**	**272.7**	**285.7**	**4.8%**	**30.2%**
Public Telephones/1,000 Inhab.	5.7	6.8	7.1	4.3%	25.6%
Public Telephones/100 Lines Installed	2.45	2.76	2.85	3.2%	16.4%
Digitization Rate (%)	**93.1%**	**96.5%**	**97.3%**	**0.8 p.p.**	**4.1 p.p.**

Lines installed and in service grew 1.5% and 3.2%, respectively, in the 4Q01

Brasil Telecom ended 4Q01 with 10,015 thousand lines installed, 1.5% above 3Q01. **A total of 151 thousand lines were added to the plant in the 4Q01, compared to 26 thousand lines in the 3Q01.**

Lines in service at the end of the 4Q01 stood at 8,638 thousand lines, 3.2% above 3Q01. **Net additions (total activations minus cancellations) in the 4Q01 reached 270 thousand lines, 72.2% above 3Q01's net additions**. In the 4Q01, 643 thousand lines were activated, up from 549 thousand in the 3Q01.

Waiting list

The waiting list at the end of 4Q01 stood at 67.3 thousand potential new clients. If ongoing orders – 122.3 thousand – had been added to the list, **Brasil Telecom would have 190.0 thousand customers waiting for a telephone line at the end of 2001**, down from 1,110.4 thousand at the end of 3Q01. The drop in the waiting list can be traced to a higher number of activations in the 4Q01 and by the non-confirmation of outstanding line requests.

Utilization rate

Utilization rate reached 86.3% at the end of the 4Q01, 1.4 p.p. above the rate in the 3Q01. This is the second consecutive quarter that utilization rate increases by 1.4 p.p..

Residential lines accounted for 72.7% of total lines in service at the end of the 4Q01, while non-residential lines and others accounted for 17.8% and 9.5%, respectively. In the 3Q01, residential lines accounted for 72.2% of the total, non-residential 18.3% and other 9.5%.

BrasilTelecom

Graph 1: Plant Evolution (Thousand)



11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
83.2%
83.3%
83.5%
84.8%
86.3%
7,446
8,955
7,816
9,381
8,211
9,838
8,368
9,864
8,638
10,015
4Q00
1Q01
2Q01
3Q01
4Q01
Lines in Service - LIS (Thous.)
Lines Installed (Thous.)
Utilization Rate

286 thousand public telephones in service by the end of 4Q01

Brasil Telecom added 13.1 thousand public telephones to the plant in the 4Q01, representing a growth of 4.8% over 3Q01 levels (12.5 thousand). **At the end of 4Q01, Brasil Telecom had 285.7 thousand public telephones in services.**

Digitization rate in 4Q01: 97.3%

Digitization rate of the local network at the end of the 4Q01 was 97.3%, representing an increase of 0.8 p.p. in relation to the rate registered in the 3Q01.

TRAFFIC

Table 3: Traffic Data

	4Q00	3Q01	4Q01	Var. Quarter	Var. 12 Month
Local Pulses (Million)					
Registered	5,089	5,058	5,062	0.1%	-0.5%
Billed	3,306	3,469	3,493	0.7%	5.6%
Billed/Registered	65.0%	68.6%	69.0%	0.4 p.p.	4.0 p.p.
DLD (Million Minutes)	**1,354**	**1,433**	**1,422**	**-0.8%**	**5.1%**
Fixed-Mobile (Million Minutes)	**952.6**	**985.7**	**1,073.8**	**8.9%**	**12.7%**
Billed Pulses/Avg LIS/Month	151.8	139.5	136.9	-1.9%	-9.8%
DLD Minutes/Avg LIS/Month	62.2	57.6	55.8	-3.3%	-10.3%
Fixed-Mobile Minutes/Avg LIS/Month	43.7	39.6	42.1	6.2%	-3.8%
Local Minutes+DLD/Avg LIS/Month	388.9	342.0	333.2	-2.6%	-14.3%

Registered pulses totaled 5,062 million in the 4Q01

Registered pulses in the 4Q01 reached 5,062 million, stable in comparison to 3Q01 levels.

Billed pulses in the 4Q01 reached 3,493 million, 0.7% higher than in the 3Q01. **Billed pulses represented 69.0% of total registered pulses in the 4Q01**, compared to 68.6% in the 3Q01.

In the 4Q01, Brasil Telecom posted 4.6 pulses/Avg LIS/day, compared to 4.7 in the 3Q01.

Graph 2: Registered and Billed Pulses (Million)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
65.0%
65.3%
70.6%
68.6%
69.0%
3,306
5,089
3,042
4,660
3,455
4,892
3,469
5,058
3,493
5,062
4Q00
1Q01
2Q01
3Q01
4Q01
Billed
Registered
Billed/Registered

DLD traffic

Brasil Telecom registered a total of 1,422 million DLD minutes via "DDD 14" in the 4Q01, 0.8% below the figure registered in the 3Q01.

DLD traffic/Avg LIS/month

DLD traffic/Avg LIS/month in the 4Q01 totaled 55.8 minutes, representing a drop of 3.3% in comparison to the 3Q01.

DLD market share

In the 4Q01, Brasil Telecom registered market share averages of 83.4% in intra-sector calls and of 68.5% in intra-region calls, representing gains of 1.4 p.p. and 2.3 p.p., respectively, over 3Q01 levels.

These gains reflect the combination of a few factors:

- *Campanha de Rotas*: Brasil Telecom carried out TV commercials in the 5 major cities in its concession area (Brasília, Goiânia, Curitiba, Campo Grande and Florianópolis) showing what are the main areas within Region II that can be called from each one of these cities.
- Migration of "DDD 51" to "DDD 14" at CRT: Besides the wide press coverage of the "DDD 14" following the migration, Brasil Telecom also began to offer lower rates than "DDD 51".

BrasilTelecom

Graph 3: DLD Market Share



90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
67.0%
80.7%
66.0%
82.7%
66.3%
82.0%
68.5%
83.4%
1Q01
2Q01
3Q01
4Q01
Intra-regional (average)
Intra-sector (average)

Fixed-mobile traffic totaled 1,074 million minutes in the 4Q01

In the 4Q01, Brasil Telecom registered 1,073.8 million fixed-mobile minutes, against 985.7 million minutes in the 3Q01 (+8.9%). This growth can be explained by the expansion of Brasil Telecom's and mobile companies' plants in Region II.

Fixed-mobile traffic/Avg LIS/month in the 4Q01 totaled 42.1 minutes, 6.2% above 3Q01 levels.

Fixed-mobile traffic breakdown

In the 4Q01, 92.2% of total fixed-mobile traffic corresponded to VC-1 calls, while 6.9% and 0.9% corresponded to VC-2 e VC-3 calls, respectively. In the 3Q01, the breakdown among VC-1, VC-2 and VC-3 calls was 91.6%, 7.4% and 1.0%, respectively.

Graph 4: Fixed-Mobile Traffic/Avg LIS/Month (Minutes)



1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
-
45.0
42.5
40.0
37.5
35.0
43.7
41.2
40.0
39.6
42.1
880
867
886
903
990
64
67
66
73
74
8
9
9
10
10
4Q00
1Q01
2Q01
3Q01
4Q01
VC-1
VC-2
VC-3
Fixed-Mobile Minutes/Avg LIS/Month (right axis)

BrasilTelecom

FINANCIAL PERFORMANCE

REVENUES

Table 4: Consolidated Gross Operating Revenue (R$ Million)

R$ Million	3Q01	4Q01	Var. Quarter	12M01
GROSS REVENUES	**2,180.1**	**2,241.6**	**2.8%**	**8,458.5**
Local Service	*1,018.5*	*986.7*	*-3.1%*	*3,729.1*
Installation	17.9	14.7	-17.8%	70.4
Basic Subscription	628.0	599.8	-4.5%	2,218.8
Measured Service	339.7	341.3	0.5%	1,317.6
Lease of Lines	2.2	1.8	-18.1%	8.5
Other	30.7	29.0	-5.4%	113.9
Public Telephony	*12.2*	*77.5*	*532.7%*	*274.2*
Long Distance Service	*296.8*	*288.8*	*-2.7%*	*1,084.0*
Intra-Sector	220.7	213.3	-3.4%	805.1
Intra-Region	75.9	75.3	-0.8%	278.2
International	0.2	0.2	15.6%	0.7
Fixed-Mobile Calls	*454.6*	*487.2*	*7.2%*	*1,805.3*
VC1	387.0	416.0	7.5%	1,548.4
VC2	59.3	62.2	4.9%	224.0
VC3	8.3	9.1	10.0%	32.9
Interconnection	*208.1*	*202.0*	*-2.9%*	*789.6*
Fixed - Fixed	164.5	156.4	-4.9%	613.2
Cellular - Fixed	43.6	45.6	4.5%	176.4
Lease of Means	*46.3*	*53.6*	*15.7%*	*204.8*
Data Communication	*85.7*	*78.0*	*-8.9%*	*321.7*
Supplementary and Value Added Service:	*47.0*	*64.4*	*37.1%*	*215.0*
Other	*10.9*	*3.4*	*-68.5%*	*34.7*
Deductions	(602.8)	(607.2)	0.7%	(2,300.1)
NET REVENUES	**1,577.3**	**1,634.4**	**3.6%**	**6,158.4**

Gross revenues in 4Q01 totaled R$2,242 million

Gross revenue in the 4Q01 was R$2,241.6 million, 2.8% above 3Q01 levels.

Graph 5: Gross Revenue Breakdown



3Q01
R$2,180 million
Supplementary and Value-Added Services 2.2%
Data Communication 3.9%
Other 0.5%
Lease of Means 2.1%
Interconnection 9.5%
Local Service 46.7%
Fixed-Mobile Calls 20.9%
Long Distance 13.6%
Public Telephony 0.6%



4Q01
R$2,242 million
Supplementary and Value-Added Services 2.9%
Data Communication 3.5%
Other 0.2%
Lease of Means 2.4%
Interconnection 9.0%
Local Service 44.0%
Fixed-Mobile Calls 21.7%
Long Distance 12.9%
Public Telephony 3.5%

BrasilTelecom

Local service revenue totaled R$987 million in the 4Q01

Local service revenues totaled R$986.7 million in the 4Q01, compared to R$1,018.5 million (-3.1%) in the 3Q01. Of this total, 60.8% comes from basic subscription, 34.6% from measured service, 1.5% from installation, 0.2% from terminal renting and 2.9% from other services.

Installation fee revenues in 4Q01 totaled R$14.7 million, 17.8% lower than in the 3Q01. This drop can be traced to the sale of approximately 252 thousand alternative plans in the 4Q01, which waived installation fees.

Basic subscription revenues totaled R$599.8 million in the 4Q01, 4.5% below 3Q01 levels. This drop can be explained by the 164 thousand alternative plans sold in the 4Q01, which waived the monthly fees, as a way to tackle bad debt and retain clients.

Measured services revenues totaled R$341.3 million in the 4Q01, similar to 3Q01 levels and in line with traffic.

Revenues from other local services dropped 5.4% in the 4Q01 to R$29.0 million. Out of this total, 30% derived from address change, 56% from local collect calls and 13% from rural telephony.

Local revenues/Avg LIS/month in the 4Q01 reached R$38.7, compared to R$41.0 in the 3Q01 (-5.6%).

Public telephony revenues reached R$78 million in the 4Q01

Public telephony revenues in the 4Q01 totaled R$77.5 million, compared to R$12.2 million in the 3Q01, when Brasil Telecom carried out an accounting reclassification of DLD public telephony revenues. Net of this accounting reclassification, public telephony revenues in 3Q01 reached R$59.2 million.

DLD revenues of R$289 million in the 4Q01

DLD revenues in the 4Q01 reached R$288.8 million, compared to R$296.8 million (-2.7%) in the 3Q01, as a result of the drop in DLD traffic/Avg LIS/month. Of the R$288.8 million, R$213.3 million derived from intra-sector calls and R$75.3 million from the intra-region calls.

DLD revenues/Avg LIS/month in the 4Q01 totaled R$11.3 (R$ 8.3 intra-sector and R$3.0 intra-region). In the 3Q01, DLD revenues/Avg LIS/month was R$11.9 (R$8.9 intra-sector and R$3.0 intra-region).

Fixed-mobile revenues of R$487 million in the 4Q01

Fixed-mobile revenues totaled R$487.2 million in the 4Q01, 7.2% higher than in the 3Q01. The growth can be explained by the 8.9% increase in traffic in the 4Q01 compared to 3Q01 levels.

Fixed-mobile revenues can be broken down into 85.4% for VC-1 calls, 12.8% for VC-2 calls and 1.8% for VC-3 calls.

Fixed-mobile revenue/Avg LIS/month reached R$19.1 in the 4Q01, 4.5% above 3Q01 levels.

The margin of the fixed-mobile service (fixed-mobile revenue – cost of fixed-mobile interconnection) in 4Q01 was 10.1%, compared to 8.4% in the 3Q01 and 4Q00.

BrasilTelecom

Interconnection revenues reached R$202 million in 4Q01

Interconnection revenues in the 4Q01 reached R$202.0 million, against R$208.1 million (-2.9%) in the 3Q01, reflecting the increase in DLD market share. **Of this total, R$156.4 million derived from fixed-fixed interconnection** (R$164.5 million in the 3Q01, or -4.9%) **and R$45.6 million from fixed-mobile interconnection** (+4.5% over 3Q01 levels).

Lease of means revenues totaled R$54 million in the 4Q01

Lease of means revenues in the 4Q01 reached R$53.6 million, against R$46.3 million (+15.7%) in the 3Q01, reflecting the increase of 5.1% in the average number of rented circuits, combined with the growth of 3.7% in the average revenue per rented circuit.

Data communication revenues in the 4Q01 totaled R$81 million

Data communication revenues totaled R$78.0 million in the 4Q01, against R$85.7 million in the 3Q01 (-8.9%).

In the 4Q01, 15,615 ADSL lines were sold, compared to 8,549 in the 3Q01, representing a growth of 82.7%. At yearend, Brasil Telecom had 40,640 ADSL lines sold, of which 34,378 had already been installed.

Portal BrTurbo.com has over 25 thousand customers

Following the approval by the Board of Directors, Brasil Telecom **created a subsidiary *BrT Serviços de Internet S.A.*, which launched the portal BrTurbo.com in the 4Q01**. Created exclusively for broadband, the portal capture a 35% share of the new subscriptions in Region II, reaching, at the end of 2001, a total of 25 thousand subscribers. In January 2002, BrTurbo began to offer, in partnership with Microsoft, a new service aimed at the corporate market, the Office XP Online application, designed to meet the needs of small businesses as well as large corporations.

Acquisition of stake in Vant Telecomunicações S.A.

Brasil Telecom acquired a 19.9% stake in Vant Telecomunicações S.A. The acquisition aims at consolidating Brasil Telecom's position in the Brazilian data market by offering services to its clients outside Region II through a partnership agreement with Vant Telecomunicações S.A.

Holder of a corporate network services license and a state-of-the-art IP backbone, Vant is specialized in data transmission and corporate network solution (including outsourcing), retail and Internet. Besides the 2,100 POPs in Brasil Telecom's concession area, Vant has 17 additional POPs in the cities of São Paulo, Rio de Janeiro, Belo Horizonte, Vitória, Salvador, Recife, Fortaleza and other minor cities outside of Region II.

Services provided by Vant to residential and SOHO/SME clients over it IP network include:

- IP ports located at client sites for private data communication;
- value-added services, video and electronic payment processing;
- outsourcing, including network outsourcing (LAN/WAN) network management, data center and ASP (Application Service Provider); and
- dedicated Internet access.

Benefits of this acquisition include:

- higher value added for Brasil Telecom for the increase in technology capacity, including IP expertise;

BrasilTelecom

- strengthening and increasing market share in Region II;
- broader range of products and services;
- expertise on Competitive Local Exchange Carrier;
- presence in Regions I and III through operational agreement with Vant; and
- option to purchase the remaining stake in Vant once regulatory restrictions is overcome.

For further information, visit www.vant.com.br.

Supplementary and value-added services

Revenues from supplementary and value-added services totaled R$64.4 million in the 4Q01, against R$47.0 million in the 3Q01 (+37.1%).

The growth can be mostly explained by the higher number of intelligent services, excluding virtual voice mail that does not generate revenues, at the end of December (2,914 thousand) compared to at the end of September (2,577 thousand).

Net revenues in the 4Q01 totaled R$1,634 million

Net revenues in the 4Q01 totaled R$1,634.4 million, 3.6% over 3Q01 levels.

Deductions amounted to 27.1% of gross revenues, 0.6 p.p. below 3Q01 levels.

Net revenues/Avg LIS/month of R$64.1 in the 4Q01

Net revenues/Avg LIS/month in the 4Q01 reached R$64.1, 1.0% above 3Q01 levels.

BrasilTelecom

Costs and Expenses

Table 5: Operating Costs and Expenses (R$ Million)

R$ Million	3Q01	4Q01	Var. Quarter	12M01
NET REVENUES	**1,577.3**	**1,634.4**	**3.6%**	**6,158.4**
Costs	*(961.8)*	*(1,018.2)*	*5.9%*	*(3,989.2)*
Personnel	(41.7)	(39.9)	-4.3%	(171.0)
Materials	(23.5)	(20.2)	-14.2%	(91.7)
Subcontracted Services	(385.8)	(441.6)	14.5%	(1,704.1)
Interconnection	(310.3)	(342.4)	10.3%	(1,260.0)
Other	(75.4)	(99.2)	31.6%	(444.1)
Depreciation and Amortization	(460.8)	(462.2)	0.3%	(1,820.7)
Other	(50.0)	(54.4)	8.6%	(201.6)
GROSS PROFIT	**615.5**	**616.2**	**0.1%**	**2,169.2**
Sales Expenses	*(102.6)*	*(103.5)*	*0.8%*	*(398.9)*
Personnel	(30.4)	(25.8)	-15.2%	(117.5)
Materials	(0.7)	(0.4)	-43.1%	(3.4)
Subcontracted Services	(69.8)	(74.2)	6.3%	(269.3)
Advertising and Marketing	(32.5)	(36.6)	12.6%	(120.1)
Other	(37.3)	(37.6)	0.9%	(149.2)
Depreciation and Amortization	(1.0)	(1.0)	-3.9%	(4.5)
Other	(0.6)	(2.1)	220.9%	(4.1)
General and Administrative Expenses	*(112.2)*	*(119.3)*	*6.4%*	*(428.5)*
Personnel	(28.9)	(29.7)	2.8%	(114.9)
Materials	(0.9)	(1.9)	105.2%	(6.4)
Subcontracted Services	(77.3)	(83.1)	7.4%	(287.3)
Depreciation and Amortization	(2.7)	(2.4)	-9.8%	(11.6)
Other	(2.3)	(2.2)	-5.6%	(8.4)
Information Technology	*(31.8)*	*(40.3)*	*26.7%*	*(156.8)*
Personnel	(6.3)	(3.4)	-45.7%	(24.1)
Materials	(0.5)	(1.1)	112.2%	(2.1)
Subcontracted Services	3.3	(10.8)	N/A	(47.6)
Depreciation and Amortization	(7.3)	(10.3)	40.6%	(32.4)
Other	(21.0)	(14.6)	-30.5%	(50.6)
Provisions and Losses	*(79.2)*	*(77.1)*	*-2.7%*	*(333.2)*
Doubtful Accounts	(69.8)	(64.3)	-7.9%	(323.7)
Contingencies	(9.4)	(12.8)	36.0%	(9.5)
Lay-Offs	*(37.9)*	*(42.2)*	*11.6%*	*(98.2)*
Other Operating Expenses/Revenues	*20.0*	*61.2*	*205.7%*	*31.7*
OPERATING PROFIT BEFORE FINANCIAL RESULTS	**271.9**	**294.9**	**8.5%**	**785.4**
(+) Depreciation & Amortization	(471.8)	(475.9)	0.9%	(1,869.3)
(=) EBITDA	**743.7**	**770.9**	**3.6%**	**2,654.7**
EBITDA Margin	**47.2%**	**47.2%**	**0.0 P.P.**	**43.1%**

	3T01	4T01	Var. Quarter	12M01
Costs & Operating Expenses	***(833.6)***	***(863.5)***	***3.6%***	***(3,503.7)***
Personnel	(107.4)	(98.8)	-7.9%	(427.5)
Materials	(25.7)	(23.6)	-8.1%	(103.6)
Subcontracted Services	(186.7)	(230.8)	23.6%	(928.2)
Interconnection	(310.3)	(342.4)	10.3%	(1,260.0)
Advertising & Marketing	(32.5)	(36.6)	12.6%	(120.1)
Provisions & Losses	(79.2)	(77.1)	-2.7%	(333.2)
Lay-offs	(37.9)	(42.2)	11.6%	(98.2)
Other	(53.9)	(12.0)	-77.7%	(232.9)
EBITDA	**743.7**	**770.9**	**3.6%**	**2,654.7**

BrasilTelecom

Operating costs and expenses totaled R$1,340 million in the 4Q01

Operating costs and expenses (including depreciation) **in the 4Q01 totaled R$1,339.5 million**, compared to R$1,305.4 million (+2.6%) in the 3Q01.

Cash cost (operating costs and expenses, excluding depreciation) **in the 4Q01 was R$863.5 million**, compared to R$833.6 million (+3.6%) in the 3Q01.

Cash cost/Avg LIS/Month reached R$33.9 in the 4Q01, 1.0% below 3Q01 levels (R$33.5).

Graph 6: Operating Costs and Expenses Breakdown (Excluding Depreciation)



3Q01
R$833.6 million
Provisions & Losses 9.5%
Other 6.5%
Personnel 12.9%
Materials 3.1%
Lay-Offs 4.5%
Advertising & Marketing 3.9%
Subcontracted Services 22.4%
Interconnection 37.2%
4Q01
R$863.5 million
PDI 4.9%
Provisões 8.9%
Outras 1.4%
Pessoal 11.4%
Materiais 2.7%
ropaganda e Marketing 4.2%
Serviço de Terceiros 26.7%
Interconexão 39.6%

Personnel

Personnel costs and expenses reached R$98.8 million in the 4Q01, compared to R$107,4 million (-7.9%) in the 3Q01, as a result of the reduction of 200 employees at CRT Brasil Telecom.

Net headcount reduction of 1,574 employees in the 4Q01

Brasil Telecom S.A. ended 4Q01 with 7,877 own employees, compared to 9,451 at the end of 3Q01, representing a net reduction of 1,574 employees.

The reduction of own personnel includes basically the: a) continuity of restructuring at CRT Brasil Telecom and b) the outsourcing of call center activities.

This outsourcing process will impact 2002 results, since it took place in December.

Out of the total number of employees at the end of 4Q01, 38% were in network operations, 26% in commercial activities, 19% in general & administrative functions, 4% in information technology and 13% in expansion. In the 3Q01, the breakdown was: 31% in network operations, 38% in commercial activities, 15% in general & administrative functions, 5% in information technology and 11% in expansion.

LIS/employee reached 1,097 at the end of 4Q01

Brasil Telecom ended 4Q01 with a productivity indicator of 1,097 LIS/employee, compared to 885 (+23.9%) in the 3Q01.

BrasilTelecom

Graph 7: LIS/Employee



12,000
10,000
8,000
6,000
4,000
2,000
-
1,200
1,000
800
600
400
200
-
10,639
10,621
10,440
9,451
7,877
700
736
787
885
1,097
4Q00
1Q01
2Q01
3Q01
4Q01
Employees
LIS/Employee

Material costs and expenses of R$24 million in the 4Q01

Material costs and expenses reached R$23.6 million in the 4Q01, compared to R$25.7 million in the 3Q01 (-8.1%).

Adjusted subcontracted services costs and expenses 3.7% lower than in the 3Q01

Subcontracted services costs and expenses (excluding interconnection and marketing & advertising) reached R$230.8 million in the 4Q01, compared to R$186.7 million (+23.6%) in the 3Q01.

It is important to note that subcontracted services expenses in the 3Q01 include accounting reallocations totaling R$53.0 million.

Excluding these accounting reallocations, subcontracted services costs and expenses dropped 3.7% in the 4Q01 over 3Q01 levels. This drop reflects basically the renegotiation of external plant maintenance contracts, resulting in savings of approximately R$11.2 million in the 4Q01.

Interconnection costs of R$342 million in the 4Q01

Interconnection costs in the 4Q01 reached R$342.4 million, compared to R$310.3 million in the 3Q01 (+10.3%). In the 4Q01, 93% of interconnection costs could be traced to fixed-mobile calls and 7% with fixed-fixed calls, compared to 97% and 3%, respectively, in the 3Q01.

Fixed-mobile interconnection costs rose 6.1% over 3Q01 levels, due to an 8.9% increase in fixed-mobile traffic. It is important to note that the fixed-mobile interconnection rate (TU-M) was not adjusted in the 4Q01 as observed in previous years. In late-January 2002, Anatel announced an average increase of 10.6% of the TU-M in Brasil Telecom's concession area.

Contingencies

Contingencies in the 4Q01 amounted to R$12.8 million in the 4Q01, compared to R$9.4 million in the 3Q01, reflecting an R$3.0 million increase in provisions for labor contingencies.

Brasil Telecom

Bad debt provision down to 2.9% of gross revenues

Brasil Telecom recorded losses with accounts receivables (provisions for doubtful credits + effective losses) in the amount of R$64.3 million in the 4Q01 (or 2.9% of gross revenues), down from R$69.8 million (or 3.2% of gross revenues) in the 3Q01, reflecting a more strict policy for collection and losses recovery as well as the offering of alternative plans geared towards defaulting subscribers.

Losses recovered totaled R$15.3 million, as a result of the Christmas Campaign, which consisted of granting discounts between 30% and 70% for settling outstanding payments for bills overdue between 1 and 5 years.

From September to December 2001, Brasil Telecom sold 294.9 thousand alternative/promotional plans, among those:

- **1st line free** – no installation fee charge;
- **Additional Line PAB** – no installation fee charge and waive of 6 months on the monthly fee; blocked outgoing traffic for 6 months;
- **10 Installments** – no monthly fee charge for the whole installment period; no monthly free pulses, blocked DLD and fixed-mobile calls and discontinuation of value-added services.

Launching of pre-paid phone service

In addition, **Brasil Telecom launched, in late-January 2002, pre-paid phone service**. Under this plan, the client can control his/hers monthly expenses, becomes exempt from the monthly fee and receives no bill at the end of the month.

This service is available in selected areas for residential and non-residential clients, allowing the client to make local and DLD calls until all previously purchased credit has been fully used. Pre-paid cards can be found in the Post Office and in lottery houses (Caixa Econômica Federal). **There are pre-paid cards of R$15, R$30 and R$60 with expiration periods of 30, 70 and 140 days, respectively.**

The sale of pre-paid cards was launched in Brasília and, after March, will be available in all Brasil Telecom's concession area.

BrasilTelecom

Graph 8: Losses With Accounts Receivables



160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Provision for Doubtful Credit (R$ Million)
Effective Losses (R$ Million)
Bad Debt+Losses (% GR)
3.2%
6.1%
3.2%
2.9%
8.0
54.2
59.3
68.1
7.0
62.8
13.9
50.3
1Q01
2Q01
3Q01
4Q01

Effective losses down 19.9% in the 4Q01

Net losses in the 4Q01 totaled R$50.3 million, down 19.9% from R$62.8 million in the 3Q01. **Losses represented 2.2% of gross revenues in the 4Q01**, compared to 2.9% in the 3Q01. The drop over 3Q01 levels reflects essentially the recovery of R$15.3 million of written-off uncollected bills.

At the end of 4Q01, total gross accounts receivables amounted to R$1,374.5 million. Net of bad debt provision, it amounted to R$1,234.8 million.

Table 6: Accounts Receivable

Accounts Receivables (Gross)	Mar/01	Jun/01	Sep/01	Dec/01
Total (R$ Million)	**1,203.2**	**1,221.7**	**1,308.4**	**1,374.5**
Due	59.9%	61.9%	58.0%	56.5%
Overdue (up to 30 days)	19.6%	17.0%	20.3%	20.9%
Overdue (between 30-60 days)	6.6%	7.0%	6.8%	7.8%
Overdue (between 61-90 days)	4.2%	3.8%	4.6%	4.7%
Overdue (over 90 days)	9.7%	10.3%	10.2%	10.0%

In the 4Q01, Brasil Telecom cancelled, due to non-payment, 235.5 thousand lines, 2.6% down from 3Q01 cancellations.

Brasil Telecom sent 2.35 million total disconnection (for blocking incoming and outgoing calls) notices to defaulting clients in the 4Q01. Out of these notices, 25.6% translated into actual line blockages. This percentage was down from 38.1% in the 3Q01.

This drop can be traced to the actions that Brasil Telecom has implemented (tele-notice, tele-collection, collection outsourcing and payment of overdue bills in installments) to reduce bad debt levels.

BrasilTelecom

Table 7: Cancellation of Lines

	1Q01	2Q01	3Q01	Oct/01	Nov/01	Dec/01	4Q01	4Q01/3Q01
(A) Partial disconnection notice	**4,861,625**	**5,059,858**	**5,748,232**	2,000,663	2,166,150	2,398,395	**6,565,208**	14.2%
(B) Partial disconnection	**1,766,992**	**2,047,045**	**2,226,835**	847,620	880,734	673,467	**2,401,821**	7.9%
B/A	**36.3%**	**40.5%**	**38.7%**	42.4%	40.7%	28.1%	**36.6%**	-2.2 p.p.
(C) Total disconnection notice	**1,287,675**	**1,570,291**	**1,362,856**	656,704	810,641	878,505	**2,345,850**	72.1%
(D) Total disconnection	**487,412**	**548,095**	**519,334**	205,161	216,847	178,699	**600,707**	15.7%
D/C	**37.9%**	**34.9%**	**38.1%**	31.2%	26.8%	20.3%	**25.6%**	-12.5 p.p.
(E) Cancellation notice	**151,964**	**245,259**	**241,767**	79,233	62,977	93,328	**235,538**	-2.6%
E/D	**31.2%**	**44.7%**	**46.6%**	38.6%	29.0%	52.2%	**39.2%**	-7.3 p.p.
(F) Average Lines in Service	**7,630,920**	**8,013,430**	**8,289,541**	8,415,992	8,513,877	8,600,779	**8,502,894**	2.6%
E/F	1.99%	**3.06%**	**2.92%**	0.94%	0.74%	1.09%	**2.77%**	-0.1 p.p.
Negativation	**125,447**	**398,408**	**396,461**	129,773	92,854	100,650	**323,277**	-18.5%

Lay-off expenses of R$42 million in the 4Q01

Lay-off expenses in the 4Q01 totaled R$42.2 million, compared to R$37.9 million in the 3Q01. Expenses in the 4Q01 refer to lay-offs at CRT Brasil Telecom and to provisions for 2002.

Other operating costs and expenses of R$12 million in the 4Q01

Other operating costs and expenses in the 4Q01 totaled R$12.0 million, compared to R$53.9 million in the 3Q01.

The drop compared to 3Q01 levels can be traced to the following major items:

- a R$9.9 million reversion of the complementary provision for Telepar Brasil Telecom's pension fund, which was incorporated by TCSPREV (Brasil Telecom's pension fund);
- drop of R$7.1 million in rental expenses of digital EILDs;
- drop of R$5.1 million in rental expenses of buildings, electricity poles and infra-structure and in cleaning services and buildings maintenance;
- Tax recovery in the amount of R$4.7 million;
- R$3.6 million revenues with late payment charges.

Adjusted cash cost/Avg LIS/month of R$32.1 in the 4Q01

In the 4Q01, cash cost was impacte by the following itens: a) lay-off expenses (R$42.2 million); b) provision for contingencies (R$12.8 million); and c) a R$9.9 million reversion of the complementary provision for Telepar Brasil Telecom's pension fund.

In the 3Q01, cash cost was impacted by the following itens: a) lay-off expenses (R$37.9 million); b) reallocation of CPMF expenses (R$15.3 million); c) allocation of plant maintenance expenses to investments (R$10.5 million); d) provision for contingencies (R$9.4 million); and e) allocation of CPqD expenses to investments (R$7.5 million).

As a result, adjusted cash cost in the 4Q01 amounted to R$818.4 million, compared to R$819.6 million in the 3Q01.

Adjusted cash cost/Avg LIS/month in the 4Q01 totaled R$32.1, compared to R$33.0 in the 3Q01 (-2.7%).

BrasilTelecom

EBITDA

Table 8: EBITDA Margin – Gains and Losses (R$ Million and %)

R$ Million	3Q01	Vertical	4Q01	Vertical	Impact EBITDA	
NET REVENUES	1,577.3	100.0%	1,634.4	100.0%		
Costs	***(501.0)***	***-31.8%***	***(556.0)***	***-34.0%***	**Loss**	**-2.3 p.p.**
Personnel	(41.7)	-2.6%	(39.9)	-2.4%	Gain	0.2 p.p.
Materials	(23.5)	-1.5%	(20.2)	-1.2%	Gain	0.3 p.p.
Subcontracted Services	(385.8)	-24.5%	(441.6)	-27.0%	Loss	-2.6 p.p.
Interconnection	(310.3)	-19.7%	(342.4)	-20.9%	Loss	-1.3 p.p.
Other	(75.4)	-4.8%	(99.2)	-6.1%	Loss	-1.3 p.p.
Other	(50.0)	-3.2%	(54.4)	-3.3%	Loss	-0.2 p.p.
Sales Expenses	***(101.6)***	***-6.4%***	***(102.5)***	***-6.3%***	**Gain**	**0.2 p.p.**
Personnel	(30.4)	-1.9%	(25.8)	-1.6%	Gain	0.4 p.p.
Materials	(0.7)	0.0%	(0.4)	0.0%	Gain	0.0 p.p.
Subcontracted Services	(69.8)	-4.4%	(74.2)	-4.5%	Loss	-0.1 p.p.
Advertising and Marketing	(32.5)	-2.1%	(36.6)	-2.2%	Loss	-0.2 p.p.
Other	(37.3)	-2.4%	(37.6)	-2.3%	Gain	0.1 p.p.
Other	(0.6)	0.0%	(2.1)	-0.1%	Loss	-0.1 p.p.
General and Administrative Expenses	***(109.5)***	***-6.9%***	***(116.9)***	***-7.2%***	**Loss**	**-0.2 p.p.**
Personnel	(28.9)	-1.8%	(29.7)	-1.8%	Gain	0.0 p.p.
Materials	(0.9)	-0.1%	(1.9)	-0.1%	Loss	-0.1 p.p.
Subcontracted Services	(77.3)	-4.9%	(83.1)	-5.1%	Loss	-0.2 p.p.
Other	(2.3)	-0.1%	(2.2)	-0.1%	Gain	0.0 p.p.
Information Technology	***(24.5)***	***-1.6%***	***(30.0)***	***-1.8%***	**Loss**	**-0.3 p.p.**
Personnel	(6.3)	-0.4%	(3.4)	-0.2%	Gain	0.2 p.p.
Materials	(0.5)	0.0%	(1.1)	-0.1%	Loss	0.0 p.p.
Subcontracted Services	3.3	0.2%	(10.8)	-0.7%	Loss	-0.9 p.p.
Other	(21.0)	-1.3%	(14.6)	-0.9%	Gain	0.4 p.p.
Provisions and Losses	***(79.2)***	***-5.0%***	***(77.1)***	***-4.7%***	**Gain**	**0.3 p.p.**
Doubtful Accounts	(69.8)	-4.4%	(64.3)	-3.9%	Gain	0.5 p.p.
Contingencies	(9.4)	-0.6%	(12.8)	-0.8%	Loss	-0.2 p.p.
Lay-Offs	***(37.9)***	***-2.4%***	***(42.2)***	***-2.6%***	**Loss**	**-0.2 p.p.**
Other Operating Expenses/Revenues	***20.0***	***1.3%***	***61.2***	***3.7%***	**Gain**	**2.5 p.p.**
EBITDA	**743.7**	**47.2%**	**770.9**	**47.2%**	**Gain**	**0.0 p.p.**

R$ Million	3Q01	Vertical	4Q01	Vertical	Impact EBITDA	
Operating Costs/Expenses[1]	(833.6)	-52.8%	(863.5)	-52.8%	Gain	0.0 p.p.
Personnel	(107.4)	-6.8%	(98.8)	-6.0%	Gain	0.8 p.p.
Materials	(25.7)	-1.6%	(23.6)	-1.4%	Gain	0.2 p.p.
Subcontracted Services	(186.7)	-11.8%	(230.8)	-14.1%	Loss	-2.3 p.p.
Interconnection	(310.3)	-19.7%	(342.4)	-20.9%	Loss	-1.3 p.p.
Advertising and Marketing	(32.5)	-2.1%	(36.6)	-2.2%	Loss	-0.2 p.p.
Doubtful Accounts	(69.8)	-4.4%	(64.3)	-3.9%	Gain	0.5 p.p.
Other + Lay-Offs	(101.2)	-6.4%	(67.1)	-4.1%	Gain	2.3 p.p.
EBITDA	**743.7**	**47.2%**	**770.9**	**47.2%**	**Gain**	**0.0 p.p.**

[1] Excluding depreciation and amortization.

EBITDA totaled R$771 million in the 4Q01

Brasil Telecom reported EBITDA of R$770.9 million in the 4Q01, compared to R$743.7 million in the 3Q01 (+3.6%).

EBITDA margin of 47.2% in the 4Q01

Brasil Telecom reported an EBITDA margin of 47.2% in the 4Q01, in line with the margin observed in the 3Q01.

Adjusted EBITDA margin of 49.9% in the 4Q01

Adjusting EBITDA margin to the same itens that impacted cash cost, adjusted EBITDA margin in the 4Q01 reached 49.9%, 1.9 p.p. higher than the 48.0% margin in the 3Q01.

BrasilTelecom

EBITDA margin without interconnection cost was 59.7% in the 4Q01

EBITDA margin, excluding the interconnection costs from net revenue, was 59.7% in the 4Q01, comapred to 58.7% in the 3Q01.

FINANCIAL RESULT

Brasil Telecom posted net financial expenses of R$284 million in the 4Q01, including R$232 million in Interest on Own Equity.

Brasil Telecom posted a 4Q01 net financial expense of R$283.7 million.

Financial expenses in the 4Q01 totaled R$288.8 million, of which R$231.7 million in Interest on Own Equity. Excluding Interest on Own Equity, net financial result was a negative R$52.0 million.

Financial revenues in the 4Q01 reached R$5.2 million and was negatively impacted by the foreign exchange variation, since Brasil Telecom had hedging mechanism for US$-denominated debt and the R$ appreciated over the US$ in 4Q01.

OTHER ITEMS

Reconstituted CRT goodwill

In the 4Q01, the Company amortized R$31.0 million in reconstituted goodwill from the CRT acquisition (which has no impact on cash flow), accounted for as non-operating expenses.

BrasilTelecom

INDEBTEDNESS

Table 9: Indebtedness (R$ Million)

R$ Thousand	Currency	Cost	Due Term	% Total	Balance Dec/01
Short Term				**13.2%**	**530,661**
Private Debentures (BTP)	R$	CDI	jul/2006		98,875
Inter Company	US$	1.75% p.a.	jul/2014		7,421
BNDES	R$	TJLP + 3.85% p.a.	dec/2007		237,668
BNDES	R$	TJLP + 3.85% p.a.	oct/2007		69,890
BNDES	R$	3.85%p.a. + 8.96% p.a.	nov/2007		11,492
BRDE	R$	IGP-M+12.0% p.a.	sep/2006		4,555
Financial Institutions I	US$	15.50% p.a.	jun/2002-jun/2003		23,763
Financial Institutions II	US$	Lib6 + 4.0% p.a.	jun/2002-mar/2006		57,446
Financial Institutions III	US$	Lib6 + 2.4% p.a.	dec/2005		8,300
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	jul/2008-jul/2010		2,617
Suppliers	R$	Lib6 + 11.0% p.a.	nov/2002		1,618
Suppliers I	US$	Lib3 + 2.95% p.a.	jun/2007		374
Suppliers II	US$	10.25% p.a.	sep/2002		2,696
Suppliers III	US$	Lib6 + 6.0% p.a.	feb/2002		28
Suppliers IV and Others	US$	1.75% p.a.	feb/2014		3,918
Long Term				**86.8%**	**3,504,489**
Private Debentures (BTP)	R$	CDI	jul/2006		1,300,000
Inter Company	US$	1.75% p.a.	jul/2014		78,297
BNDES	R$	TJLP + 3.85% p.a.	dec/2007		1,563,245
BNDES	R$	TJLP + 3.85% p.a.	oct/2007		341,942
BNDES	R$	3.85%p.a. + 8.96% p.a.	nov/2007		49,757
BRDE* and Others	R$	IGP-M+12.0% p.a.	sep/2006		19,911
Financial Institutions I	US$	15.50% p.a.	jun/2002-jun/2003		23,204
Financial Institutions II	US$	Lib6 + 4.0% p.a.	jun/2002-mar/2006		34,806
Financial Institutions III	US$	Lib6 + 2.4% p.a.	dec/2005		24,861
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	jul/2008-jul/2010		64,362
Suppliers I	US$	Lib3 + 2.95% p.a.	jun/2007		2,140
Suppliers IV	US$	1.75% p.a.	feb/2014		1,964
Total Debt				**100.0%**	**4,035,150**

A Brasil Telecom S.A. ended 4Q01 with a net debt of R$3,704 million

Brasil Telecom S.A. ended 4Q01 with a net debt of R$3,703.9 million, 5.0% above 3Q01 levels. Total debt reached R$4,035.2 million at the end of 4Q01, of which R$530.7 million in the short term and R$3,504.5 million in the long term.

At the end of 4Q01, **total debt** was 4.7% higher than in the 3Q01. **Out of this total, R$336.2 million (or 8.3%) was US$-denominated.** Brasil Telecom S.A. had heding mechanisms for 53% of total US$-debt. For the short term US$-debt, Brasil Telecom S.A. had hedge mechanisms dor 98% of it.

It is important to note that, out of the total debt at the end of December 2001, Brasil Telecom S.A. had R$1,484.6 million in intercompany debt with Brasil Telecom Participações S.A., of which:

- R$1,398.9 million (R$98.9 million of which in the short term) refer to private debentures;
- R$85.7 million (R$7.4 million of which in the short term) refers to intercompany loans.

Net debt/equity of 54.0% at the end of 2001

Net debt/equity ratio at the end of December 2001 reached 54.0%, compared to 53.2% at the end of 3Q01. Excluding the intercompany debt with **Brasil Telecom Participações S.A.**, net debt/equity stood at 32.3% the end of 4Q01.

BrasilTelecom

Brasil Telecom S.A.'s cash position at the end of 4Q01 stood at R$331.3 million, 1.4% above 3Q01 levels.

INVESTMENTS

Investments in the 4Q01 totaled R$826 million

Brasil Telecom invested R$825.9 million in the 4Q01, totaling R$3,425.7 million in 2001.

Table 10: Investment Breakdown (R$ Million)

	1Q01	2Q01	3Q01	4Q01	12M01
Network	**531.4**	**910.5**	**494.5**	**565.4**	**2,501.8**
Access Network	246.1	327.7	198.4	321.9	1,094.1
Switching	98.1	225.4	62.5	69.8	455.8
Transmission	105.7	160.7	116.0	80.7	463.1
Data and Intelligent Network	19.7	31.1	44.7	80.8	176.3
Infra-Structure	61.9	165.5	73.0	12.2	312.5
Public Teelphony	**16.2**	**37.4**	**(4.0)**	**4.7**	**54.3**
Expansion Financial Expenses	**55.9**	**42.6**	**93.3**	**55.6**	**247.4**
Expansion Personnel	**25.5**	**29.5**	**28.0**	**32.9**	**115.8**
Information Technology	**25.4**	**11.6**	**82.7**	**97.2**	**216.8**
Other	**65.3**	**131.6**	**22.7**	**70.1**	**289.7**
Total	**719.6**	**1,163.1**	**717.2**	**825.9**	**3,425.7**

Investments in plant modernization and expansion totaled R$565 million in the 4Q01

Brasil Telecom invested R$565,4 million in the 4Q01 in the expansion and modernization of the network, 68.5% of the total investments in the 4Q01, against 68.9% in the 3Q01. The investment in information technology reached 11.8% of the 4Q01 total, compared to 4.6% in the 9M01.

BrasilTelecom

BALANCE SHEET

CRT pension fund deficit.

CVM Deliberation 371/2000 - On December 31, 2001 Brasil Telecom evaluated the pension plan managed by *Fundação dos Empregados da Companhia Riograndense de Telecomunicações* (CRT Pension Fund), and apurado an actuarial deficit of **R$490.7 million** in Brasil Telecom S.A.

Brasil Telecom S.A. has opted to account for this value according to CVM Deliberation 371, directly impacting shareholders' equity, net of the respective taxes. **The taxes effect accounted for in the asset side amounted to R$162.4 million (Income Tax and Social Contribution) and the value written-off in shareholders' equity totaled R$328.4 million.**

Table 11: Balance Sheet (R$ Million)

R$ Million	Dez/01	Set/01
CURRENT ASSETS	**2,075.0**	**2,183.6**
Cash and Equivalents	331.3	326.6
Accounts Receivables (Net)	1,234.8	1,178.9
Recoverable Taxes	310.0	281.6
Ohter Recoverable Amounts	152.4	234.3
Iventory	8.4	109.6
Other	38.1	52.6
LONG TERM ASSETS	**992.3**	**636.9**
Loans and Financing	5.2	4.6
Deferred and Recoverable Taxes	665.8	493.9
Other	321.4	138.3
PERMANENT ASSETS	**10,984.9**	**10,631.9**
Investment (Net)	87.2	83.5
Property, Plant and Equipment (Net)	10,333.9	9,964.8
Property, Plant and Equipment (Gross)	22,706.2	21,961.3
Accumulated Depreciation	(12,372.3)	(11,996.5)
Deffered Assets (Net)	563.8	583.6
TOTAL ASSETS	**14,052.2**	**13,452.3**
CURRENT LIABILITIES	**2,669.9**	**2,220.4**
Loans and Financing	530.7	363.6
Suppliers	1,207.4	1,110.6
Taxes and Contributions	280.8	310.0
Dividends Payable	230.5	34.0
Provisions	105.1	87.5
Salaries and Benefits	141.6	136.4
Consignment for Third Parties	83.8	60.7
Other	90.1	117.5
LONG TERM LIABILITIES	**4,498.9**	**3,972.6**
Loans and Financing	3,504.5	3,488.9
Provisions	315.1	295.6
Other	679.3	188.1
DEFERRED INCOME	**11.0**	**11.4**
SHAREHOLDERS´ EQUITY & FUND FOR CAPITALIZATION	**6,872.5**	**7,247.9**
Capital Stock	3,296.2	3,296.2
Capital Reserves	1,647.3	1,652.3
Profit Reserves	251.2	237.2
Retained Earnings	1,729.7	2,113.2
Treasury Shares	(60.1)	(62.6)
Funds for Capitalization	8.2	11.5
TOTAL LIABILITIES	**14,052.2**	**13,452.3**

BrasilTelecom

RECENT DEVELOPMENTS

Brasil Telecom S.A. upgraded by ratings agencies

Confirming the positive momentum of Brasil Telecom S.A. in year 2001, *rating* agencies Standard & Poor's and Moody's upgraded the company's risk rating.

On December 27, Standard & Poor's announced the upgrade to "brAA+" in the Brazilian Rating Scale. In the same day, Fitch Ibca Duff & Phelps, initiated coverage of the Company with a domestic long term rating of "AA(bra)".

On December 28, Moody's upgraded its Brazilian National scale rating to "Aa1.br". Moody's also rated Brasil Telecom S.A. "Baa3" in Global Scale.

Cyber Data Center: a safe and high value-added solution

Brasil Telecom, continuing its **strategy in offering high value-added solutions, launched on December 18 its first Cyber Data Center (CyDC) in Curitiba** and posteriorly in Porto Alegre and Brasília. The CyDCs were designed to offer hosting, colocation, data storage and conectivity, operating 365 days per year. These equipments have logical and phisical security resources, fire detection and fight systems, no-break and emergencies power generators and climatization measures. The CyDCs count with redundant systems integrated to Brasil Telecom's backbone and are connected to other domestic and international operators' backbones.

Big Brother Brasil: exclusive broadcasting through BrTurbo.com

Brasil Telecom, through a partnership with Globo.com, is exclusively broadcasting the TV prorgam Big Brother Brasil through its portal BrTurbo.com. "Big Brother Brazil" is the first show on Brazilian television to be broadcast simultaneously through television, cable, radio and the Internet. This deal demonstrates that Brasil Telecom truly is the telecommunications company of the future.

Project CRM – Criando Relacionamentos Melhores (Creating Better Relationships)

Brasil Telecom initiated, in August 2001, the implementation process of the customer relationship management system, expected to be concluded on November 2002. The CRM project has four strategic basic steps: identification, differentiation, interaction and personalization of the clients' base, creating a personalized view of each client through the different interaction channels.

Brasil Telecom launches 32 million "free" e-mail service accounts

Beginning January 2002, Brasil Telecom started offering 32 million free e-mail accounts to its subscribers through the site www.brt14.com. With this step, Brasil Telecom is close lead to accomplishing "Plano Diretor", a plan set two years ago that aimed at becoming a Cyber Carrier and a Global Telecommunications Company.

BrasilTelecom

CONCESSION CONTRACT GOALS

Table 12: Universalization Goals

Branch	December 2001 Lines Installed Thous. (A)	December 2001 Public Phones Thous. (B)	Concession Contract Goals 2001 Lines Installed Thous. (C)	Concession Contract Goals 2001 Public Phones (D)	Actual A/C	Actual B/D
Telepar	2,443.9	66.2	1,846.0	47.4	32.4%	39.7%
Telesc	1,401.8	35.0	1,067.0	28.4	31.4%	23.1%
CTMR	126.9	3.2	111.0	2.1	14.3%	53.1%
Telegoiás	1,169.2	41.1	892.0	32.6	31.1%	26.0%
Telebrasília	1,080.9	30.1	858.0	16.8	26.0%	79.0%
Telems	512.7	12.8	406.0	10.9	26.3%	17.8%
Telemat	484.7	16.6	372.0	15.1	30.3%	10.2%
Teleron	255.2	7.6	253.0	7.2	0.9%	5.7%
Teleacre	100.1	4.5	93.0	2.6	7.7%	71.8%
CRT	2,439.3	68.6	1,991.0	53.1	22.5%	29.3%
Total	**10,014.7**	**285.7**	**7,889.0**	**216.2**	**26.9%**	**32.2%**

Lines installed and public telephones exceeded 2001 goals by 26.9% and 32.2%, respectively

Brasil Telecom ended December 2001 with 10,015 thousand lines installed, exceeding the 2001 concession contract goal by 26.9%. **In terms of public telephones in service, the 2001 goal was exceed by 32.2%.**

Digitization rate of the local network at the end of 2001 stood at 97.3%, or 12.3 p.p. above the 2001 goal.

Graph 9: Quality Goals



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Brasil Telecom meets all quality goals in November and December 2001

Brasil Telecom was the first wireline company to meet all 35 quality goals, in August 2001, and has repeated this bechmark in November and December as well. Such result reflets the Company's decicion to focus on sevice quality and always offer the best services.

BrasilTelecom

STOCK MARKET

TEPR4 quoted at R$13.25/1,000 shares at the end of 4Q01

Brasil Telecom S.A.'s preferred shares rose 35.2% in the 4Q01, ending the year traded at R$13.25/1,000 shares, compared to an appreciation of 27.1% of the Ibovespa in the same period. Brasil Telecom S.A.'s common shares (TEPR3) ended 4Q01 traded at R$10.50/1,000 shares, 31.2% above 3Q01's closing price.

Since the privatization of the Telebrás System, TEPR4 and TEPR3 shares have appreciated 31.2% and 62.0%, respectively, compared to an appreciation of 23.8% of the Ibovespa during the same period.

BTM ended 4Q01 traded at US$ 17.75/ADR

On November 16th, 2001, Brasil Telecom S.A. listed its ADR level II on the NYSE under the ticker symbol "**BTM**". Each ADR corresponds to 3,000 preferred shares, without face value. **From the listing until the end of the year, BTM appreciated by 4.5%, compared to a 2.7% appreciation of the Dow Jones Industrial in the same period.**

Participation in the Bovespa Index and the new Telecommunication s Index

Brasil Telecom S.A.'s preferred shares TEPR4 represent 2.830% of the Ibovespa Index for the January-April 2002 period. Telecommunications companais as a whole (including Globo Cabo) represent 41.388% of the Index.

In January 2002, Bovespa launched a Telecommunications Index - Itel, made up of wrilene and wireless companies listed on the Bovespa. **TEPR4 shares have a 8.051% participation in the Itel Index for the January-April 2002 period**.

Graph 10: Stock Performance in 2001 – Bovespa and NYSE


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BrasilTelecom

Graph 11: Stock Performance in the 4Q01 – Bovespa and NYSE



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SHAREHOLDERS STRUCTURE

Table 13: Shareholders Structure

Dec 2001	Common Shares	%	Preferred Shares	%	Total	%
Brasil Telecom Participações	233,990,087,068	98.66%	114,787,167,580	38.84%	348,777,254,648	65.47%
Treasury	-	-	2,351,321,969	0.80%	2,351,321,969	0.44%
Other	3,175,310,385	1.34%	178,430,600,849	60.37%	181,605,911,234	34.09%
Total	**237,165,397,453**	**100.0%**	**295,569,090,398**	**100.0%**	**532,734,487,851**	**100.0%**

Sept 2001	Common Shares	%	Preferred Shares	%	Total	%
Brasil Telecom Participações	233,990,087,068	98.66%	114,787,167,580	38.84%	348,777,254,648	65.47%
Treasury	-	-	2,442,642,773	0.83%	2,442,642,773	0.46%
Other	3,175,310,385	1.34%	178,339,280,045	60.34%	181,514,590,430	34.07%
Total	**237,165,397,453**	**100.0%**	**295,569,090,398**	**100.0%**	**532,734,487,851**	**100.0%**

# # #

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.